Exhibit 99.1

Zhongchao Inc. Partners with WentzMiller for Expansion in the U.S.

Shanghai, China, June 8, 2020 /PRNewswire/-- Zhongchao Inc. (NASDAQ: ZCMD) (“Zhongchao” or the “Company”), an online provider of healthcare information, professional training and educational services to healthcare professionals and the public in China, announced today that it has engaged with WentzMiller Global Services LLC (“WentzMiller”) to assist its efforts in distributing self-made online training and educational programs and recruiting medical experts in the U.S.

Based in the state of Arizona, WentzMiller is a corporate advisory firm with strong reputation for helping pharmaceutical companies, medical societies, and medical education companies to develop and implement CME/CPD (continuing medical education/ continuing professional development) strategies.

Mr. James Yang, Chairman and Chief Executive Officer of Zhongchao, added, “The partnership with industry leaders like WentzMiller provides the opportunity for us to access the world’s largest healthcare market. We look forward to this partnership growing and expanding our reach into the U.S. market.”

About WentzMiller Global Services LLC

WentzMiller Global Services (“WentzMiller”) is one of the leading entities which develop global CME strategy. WentzMiller can provide new and timely insight into global CME/CPD issues and help CME provider and other organizations avoid common costly errors while they create successful collaborations to establish or grow your global medical/health education initiatives.

WentzMiller have helped pharmaceutical companies, medical societies, and medical education companies better understand global challenges and expand around the world. WentzMiller has a history of expertise guiding both small and large organizations – nonprofit and for profit – through a process of identifying competitive advantage in developing continuing medical/health education / continuing professional development opportunities. WentzMiller have demonstrated success in helping define not just the education case, but the business case, for supporting CME/CPD.

About Zhongchao Inc.

Incorporated in 2012 with headquarter offices in Shanghai and Beijing, China, Zhongchao Inc. is an online provider of healthcare information, professional training and educational services to healthcare professionals under its “MDMOOC” platform (www.mdmooc.org) and to the public under its “Sunshine Health Forums” platform (www.ygjkclass.com) in China. More information about the Company can be found at its investor relations website at http://izcmd.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the professional training and educational services market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC, the length and severity of the recent coronavirus outbreak, including its impacts across our business and operations.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Pei Xu, CFO

Email: xupei@mdmooc.org

Phone: +86 21-3220-5987

Investor Relations:

Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com

Phone: +1 732-910-9692